October 14, 2005

Room 4561

Paul R. Sylvester
President, Chief Executive Officer and Director
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

Re:	Manatron, Inc.
	Form 10-K for Fiscal Year Ended April 30, 2005
      Filed July 15, 2005
	File No. 000-15264

Dear Mr. Sylvester:

      We have reviewed your response to our letter dated August
23,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheet, page A-3

1. We note your response to prior comment 1. Provide us with examples
that clearly explain the nature of and your accounting for the
holdback provisions on your appraisal contracts.   Further,
address
the following in your response:

* Is the holdback recorded at the onset of the agreement or each month with the progress billings?
* To the extent revenue is recognized under the holdback provision, tell us how you determined that recognition is appropriate and how this impacts your percentage of completion accounting.
* How do you determine that these receivables satisfy the definition of a financial asset and, therefore, should be recognized as an asset. See definition in Appendix E of SFAS 140.

2. Tell us the nature of your appraisal services. Tell us if these appraisal arrangements include software that requires significant production, modification, or customization of software, or whether or not the services are considered essential to the functionality of the other elements in the arrangement. Further tell us how you determined that percentage of completion accounting is appropriate for these appraisal services.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page A-8

3. We note your response to prior comment 2. With regards to your acceptance criteria in each type of arrangement please explain the following:

* If acceptance is not reached tell us whether or not you provide a right of return, replacement products or return fees.
* If you provide a right of return tell us how you considered SFAS
48.
* If you provide replacement products or services tell us how you considered SFAS 5.
* Provide us with historical experience with regards to acceptance provisions with similar types of arrangements or products over the periods ended April 30, 2005.
* Whether the acceptance provisions are specific to the customer or are included in all arrangements.
* The length of the acceptance term.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.


      You may contact Melissa Rocha at (202) 551-3854 or Marc
Thomas,
Senior Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


      Craig Wilson
      Senior Assistant Chief Accountant



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Paul R. Sylvester
Manatron, Inc.
October 14, 2005
Page 1